R

AH 3/4/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006036

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



SEC MAIL PROCESSING
RECEIVED
FEB 25 2002
365
WASH, D.C.
SEC

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Love Securities Corporation
(DBA) Longterm Care Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 Hackensack Avenue
(No. and Street)

Hackensack (City) New Jersey (State) 07601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Rother (201) 996-9111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Winer & Evens LLP
(Name — *if individual, state last, first, middle name*)

400 Garden City Plaza (Address) Garden City (City) NY (State) 11530 (Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steve Rother, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longterm Care Securities Corporation, as of December 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Nancy E. Trimpin
Notary Public, State of New Jersey
My Commission Expires May 8, 2005

This report** contains (check ~~all applicable boxes~~):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Accountants on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONGTERM CARE SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2001

LONGTERM CARE SECURITIES CORPORATION

CONTENTS

Report of Independent Accountants 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Cash Flows 4

Statement of Changes in Stockholder's Equity 5

Notes to Financial Statements 6

Supplementary Information:

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 7

Computation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission 8

Other Information 9



MARGOLIN, WINER & EVENS LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS - ESTABLISHED 1946

400 GARDEN CITY PLAZA, GARDEN CITY, NY 11530-3317
(516) 747-2000 FAX: (516) 747-6707

Report of Independent Accountants

Stockholder
Longterm Care Securities Corporation

We have audited the accompanying statement of financial condition of Longterm Care Securities Corporation as of December 31, 2001 and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longterm Care Securities Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

January 22, 2002

LONGTERM CARE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31,	**2001**
ASSETS	
Cash	**$ 8,505**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses	**$ 1,500**
Accrued income taxes payable	**240**
	1,740
Stockholder's Equity:	
Common stock - $1 par value; authorized - 1,000 shares, issued and outstanding - 100 shares	**100**
Additional paid-in capital	**78,689**
Accumulated deficit	**(72,024)**
	6,765
Total Liabilities and Stockholder's Equity	**$ 8,505**

The accompanying notes are an integral part of this statement.

LONGTERM CARE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

Year Ended December 31,	2001
General and Administrative Expenses	$ 2,432
Provision for Income Taxes	240
Net Loss	$ 2,672

The accompanying notes are an integral part of this statement.

LONGTERM CARE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

Year Ended December 31,	**2001**
Cash Flows from Operating Activities:	
Net loss	$ (2,672)
Adjustment to reconcile net loss to net cash used in operating activities -	
Decrease in income taxes payable	(660)
Net Cash Used in Operating Activities	(3,332)
Cash Flows from Financing Activities -	
Capital contributions	1,940
Net Decrease in Cash	(1,392)
Cash - beginning of year	9,897
Cash - end of year	$ 8,505
Supplemental Disclosure of Cash Flow Information:	
Cash paid for income taxes	$ -
Cash paid for interest	-

The accompanying notes are an integral part of this statement.

LONGTERM CARE SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2001

	COMMON STOCK		ADDITIONAL PAID-IN	ACCUMULATED	
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL
Balance - beginning of year	100	$ 100	$ 76,749	$ (69,352)	$ 7,497
Net Loss	-	-	-	(2,672)	(2,672)
Capital Contributions	-	-	1,940	-	1,940
Balance - end of year	100	$ 100	$ 78,689	$ (72,024)	$ 6,765

The accompanying notes are an integral part of this statement.

LONGTERM CARE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization - Longterm Care Securities Corporation (the "Company") was incorporated in 1986 under the laws of the State of Delaware.

The Company is a member of the National Association of Security Dealers ("NASD") as a registered broker-dealer; accordingly, the Company is subject to the operational and reporting requirements of NASD and the Securities and Exchange Commission.

Income taxes - The Company recognizes deferred tax assets in the current period for the tax benefit of net operating loss carryforwards which are deductible in future years. The Company has available approximately $52,000 of net operating loss carryforwards at December 31, 2001. The loss carryforwards expire in years 2007 through 2021. Since the benefits from the net operating loss carryforwards cannot be determined at this time, a valuation allowance has been recognized to fully offset this asset. The valuation allowance in the current year increased by $1,000.

The net deferred tax asset includes the following components:

Deferred tax asset	$ 18,000
Deferred tax asset valuation allowance	(18,000)
	$ -

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $6,765, which was $1,765 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .26 to 1.

LONGTERM CARE SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31,	**2001**
Net Capital -	
Stockholder's equity from statement of financial condition	$ 6,765
Aggregate Indebtedness	$ 1,740
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 116
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 1,765
Excess net capital at 1000%	$ 1,765
Ratio - Aggregate indebtedness to net capital	.26 to 1

The accompanying notes are an integral part of this schedule.

LONGTERM CARE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31,	**2001**
Net Capital:	
Common shares	$ 100
Additional paid-in capital	78,689
Accumulated deficit	(72,024)
Total net capital	$ 6,765
Capital Requirements:	
Minimum capital requirements	$ 5,000
Excess net capital	1,765
Net capital as above	$ 6,765
Reconciliation with Company's Computation (Included in Part IIA of Form 17-A-5 as of December 31, 2001):	
Net capital as reported in Company's Part IIA (unaudited) focus report	$ 6,765
Net capital per above	$ 6,765

The accompanying notes are an integral part of this schedule.

LONGTERM CARE SECURITIES CORPORATION

OTHER INFORMATION

December 31, 2001

Inasmuch as the Company does not have custody of customer securities, does not maintain customer accounts and does not use or have custody funds, the following statements and computations are not applicable at December 31, 2001 and for the year then ended and, accordingly, are not included herein:

a. Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission

b. Information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission

The accompanying notes are an integral part of this schedule.



MARGOLIN, WINER & EVENS LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS - ESTABLISHED 1946

400 GARDEN CITY PLAZA, GARDEN CITY, NY 11530-3317
(516) 747-2000 FAX: (516) 747-6707

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

Stockholder
Longterm Care Securities Corporation

In planning and performing our audit of the financial statements of Longterm Care Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15(c)3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Margolin, Winer & Evens LLP

January 22, 2002